UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 8, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 8, 2023, regarding the Financial Bond Issuance.

Istanbul, May 8, 2023

Announcement Regarding the Financial Bond Issuance

Within the scope of the issue limit of TRY8,000,000,000 approved by the Capital Markets Board; the book building of the financial bond issuance of our Company with a maturity date of 09.08.2023, an annual simple interest of 34.00%, and a nominal amount of TRY330,320,000 to qualified investors within Turkey without public placement was completed, and the security will be transferred to the investor accounts on 08.05.2023 (today). The issuance was advised by Ziraat Yatırım Menkul Değerler A.Ş..

Board Decision Date	: 13.04.2023

Related Issue Limit Info

Currency Unit	: TRY
Limit	: 8,000,000,000
Issue Limit Security Type	: Debt Securities
Sale Type	: Private Placement-Sale to Qualified Investor
Domestic / Overseas	: Domestic
Capital Markets Board Approval Date	: 27.04.2023

Capital Market Instrument To Be Issued Info

Intended Nominal Amount	: 250,000,000
Intended Maximum Nominal Amount	: 250,000,000
Central Securities Depository	: Central Securities Depository of Türkiye
The country where the issue takes place	: Türkiye
Type	: Financial Bond
Maturity Date	: 09.08.2023
Maturity (Day)	: 93
Interest Rate Type	: Fixed Rate
Interest Rate - Yearly Simple (%)	: 34.0000
Interest Rate - Yearly Compound (%)	: 38.5515
Sale Type	: Sale to Qualified Investor
ISIN Code	: TRFTCEL82314
Title of Intermediary Brokerage House	: Ziraat Yatırım Menkul Değerler A.Ş.
Payment Type	: TL Payment
Starting Date of Sale	: 05.05.2023
Ending Date of Sale	: 05.05.2023
Traded in the Stock Exchange	: Yes
Maturity Starting Date	: 08.05.2023
Nominal Value of Capital Market Instrument Sold	: 330,320,000
Issue Price	: 1
Coupon Number	: 1
Currency Unit	: TRY
Coupon Payment Frequency	: Single Coupon

Redemption Plan of Capital Market Instrument Sold

Coupon Number	Payment Date	Record Date*	Payment Date	Interest Rate - Periodic (%)	Payment Amount	Exchange Rate	Was the Payment Made?
1	09.08.2023	08.08.2023	09.08.2023	8,6630
Principal/Maturity Date Payment Amount	09.08.2023	08.08.2023	09.08.2023

*The date on which the right-holders are determined.

Issuer Rating Note

Rating Company	Rating Note	Rating Date	Is it Investment Grade?
JCR AVRASYA DERECELENDİRME A.Ş.	Long Term National Rating AAA (Trk)	31.05.2022	Yes

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 8, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 8, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)